UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13D-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Aurinia Pharmaceuticals Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

05156V102

(CUSIP Number)

ILJIN SNT Co., Ltd.

(Dohwa-dong), 45 Mapo-daero, Mapo-gu

Seoul, Korea 121-716

Attention: Woo Young Choi

+82-2-707-9742

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 19, 2016, September 13, 2018, September 6, 2019, October 24, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification Nos. of above person (entities only) (voluntary) ILJIN SNT Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,773,075*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,773,075*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,773,075*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.7%**

14.	Type of Reporting Person (See Instructions) CO

* Consists of: (i) 11,106,409 Common Shares held by ILJIN SNT and (ii) 666,666 Common Shares issuable to ILJIN SNT upon the exercise of presently-exercisable warrants.

** Based on (i) 91,909,758 Common Shares outstanding as of September 13, 2019, as reported in the Issuer’s Prospectus Supplement No. 3 to the Short Form Base Shelf Prospectus dated March 26, 2018 filed with the Securities and Exchange Commission on September 13, 2019, plus (ii) 666,666 Common Shares underlying presently-exercisable warrants held by ILJIN SNT, which are treated as issued and outstanding only for the purpose of computing the percentage ownership of ILJIN SNT.

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification Nos. of above person (entities only) (voluntary) ILJIN Semiconductor Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 988,887

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 988,887

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 988,887

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.2%*

14.	Type of Reporting Person (See Instructions) CO

* Based on 91,909,758 Common Shares outstanding as of September 13, 2019, as reported in the Issuer’s Prospectus Supplement No. 3 to the Short Form Base Shelf Prospectus dated March 26, 2018 filed with the Securities and Exchange Commission on September 13, 2019.

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification Nos. of above person (entities only) (voluntary) ILJIN Steel Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,621,271

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,621,271

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,621,271

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.8%*

14.	Type of Reporting Person (See Instructions) CO

* Based on 91,909,758 Common Shares outstanding as of September 13, 2019, as reported in the Issuer’s Prospectus Supplement No. 3 to the Short Form Base Shelf Prospectus dated March 26, 2018 filed with the Securities and Exchange Commission on September 13, 2019.

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification Nos. of above person (entities only) (voluntary) ILJIN C&S Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,773,075*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,773,075*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,773,075*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.7%**

14.	Type of Reporting Person (See Instructions) CO

* Consists of: (i) 11,106,409 Common Shares held by ILJIN SNT and (ii) 666,666 Common Shares issuable to ILJIN SNT upon the exercise of presently-exercisable warrants.

** Based on (i) 91,909,758 Common Shares outstanding as of September 13, 2019, as reported in the Issuer’s Prospectus Supplement No. 3 to the Short Form Base Shelf Prospectus dated March 26, 2018 filed with the Securities and Exchange Commission on September 13, 2019, plus (ii) 666,666 Common Shares underlying presently-exercisable warrants held by ILJIN SNT, which are treated as issued and outstanding only for the purpose of computing the percentage ownership of ILJIN SNT.

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification Nos. of above person (entities only) (voluntary) Sae Kyoung Huh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 988,887*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 988,887*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 988,887*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.2%**

14.	Type of Reporting Person (See Instructions) IN

* Represents Common Shares held by ILJIN SM.

** Based on 91,909,758 Common Shares outstanding as of September 13, 2019, as reported in the Issuer’s Prospectus Supplement No. 3 to the Short Form Base Shelf Prospectus dated March 26, 2018 filed with the Securities and Exchange Commission on September 13, 2019.

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification Nos. of above person (entities only) (voluntary) Chin Kyu Huh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 13,394,346*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 13,394,346*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,394,346*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.5%**

14.	Type of Reporting Person (See Instructions) IN

* Consists of: (i) 11,106,409 Common Shares held by ILJIN SNT, (ii) 666,666 Common Shares issuable to ILJIN SNT upon the exercise of presently-exercisable warrants and (iii) 1,621,271 Common Shares held by ILJIN Steel.

** Based on (i) 91,909,758 Common Shares outstanding as of September 13, 2019, as reported in the Issuer’s Prospectus Supplement No. 3 to the Short Form Base Shelf Prospectus dated March 26, 2018 filed with the Securities and Exchange Commission on September 13, 2019, plus (ii) 666,666 Common Shares underlying presently-exercisable warrants held by ILJIN SNT, which are treated as issued and outstanding only for the purpose of computing the percentage ownership of ILJIN SNT.

CUSIP No. 05156V102

AMENDMENT NO. 2 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Shares on April 8, 2019 and Amendment No. 1 thereto filed on June 4, 2019 (as so amended, the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

The Reporting Persons originally acquired the Common Shares and the warrants for investment purposes.

From time to time, the Reporting Persons have held and may hold discussions with the Issuer’s management, board of directors, other stockholders and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer.

Depending on various factors including, without limitation, the results of any such discussions, the Issuer’s financial position, business strategy and operational results, the price level of the Common Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may consider from time to time various alternative courses of action to increase shareholder value.

The Reporting Persons are now considering whether to pursue the disposition of Common Shares and/or warrants of the Issuer through open market transactions, in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. There can be no assurances that any Reporting Person will pursue or consummate any of these transactions. Any such transaction referred to in this paragraph would be made in compliance with all applicable laws and regulations.

The Reporting Persons may in the future take such other actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, proposals for business combinations or otherwise acquiring additional Common Shares or warrants, engaging in any hedging or similar transactions with respect to Common Shares, effecting changes in the board composition, ownership structure or operations of the Issuer, submitting shareholder proposals regarding amendments to the Issuer’s charter or other policies, encouraging the Issuer to pursue one or more strategic transactions and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D in compliance with all applicable laws and regulations.

On October 24, 2019, Mr. Hyuek Joon Lee, who served on the Issuer’s board of directors as the Reporting Person’s nominee, notified the Issuer of his resignation, effective as of the same date.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a)-(b) The information requested by these paragraphs is incorporated herein by reference to the cover pages to this Amendment No. 2 to Schedule 13D.

CUSIP No. 05156V102

(c) Not applicable.

(d) To the best of the Reporting Persons’ knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

On September 19, 2016, Iljin SNT entered into a cash-settled total return swap agreement with Shinhan Investment Corporation (“Shinhan”), an investment banking and securities brokerage company headquartered in South Korea, as the counterparty (the “Iljin SNT Swap”).  The Iljin SNT Swap establishes economic exposure to an aggregate of 1,049,146 common shares of the Issuer (“Common Shares”, and such shares, the “Iljin SNT Subject Shares”), or approximately 1.1% of the outstanding Common Shares. The Iljin SNT Swap provides Iljin SNT with economic exposure that is comparable to the economic exposure of ownership but does not provide it with the power to vote or direct the voting or to dispose or direct the disposition of the Iljin SNT Subject Shares and, accordingly, Iljin SNT disclaims beneficial ownership of the Iljin SNT Subject Shares.

On September 6, 2019, Mr. Huh entered into a cash-settled total return swap agreement with Shinhan as the counterparty (the “Huh Swap”).  The Huh Swap establishes economic exposure to an aggregate of 43,978 Common Shares (such shares, the “Huh Subject Shares”). The Huh Swap provides Mr. Huh with economic exposure that is comparable to the economic exposure of ownership but does not provide him with the power to vote or direct the voting or to dispose or direct the disposition of the Huh Subject Shares and, accordingly, Mr. Huh disclaims beneficial ownership of the Huh Subject Shares.

In addition, on September 13, 2018, Mr. Huh entered into an agreement with NH Investment & Securities Co., Ltd., a financial services company headquartered in South Korea (“NH”) (the “NH Agreement”), pursuant to which NH and its affiliated fund (i) agreed to purchase Common Shares prior to December 31, 2018 and (ii) have the right, from July 1, 2019 to December 31, 2019, to demand from Mr. Huh or his affiliates (or a third party designated by them) the purchase of all of its Common Shares (the “Put Option”). The exercise period may be extended upon mutual agreement.  The exercise price of the Put Option is equal to NH’s purchase price plus 5% per annum, compounded, plus such other additional costs and expenses as agreed to by Mr. Huh and NH.  If NH exercises the Put Option, Mr. Huh will be required to purchase 3,890,000 additional Common Shares, representing approximately 4.2% of the outstanding Common Shares. The NH Agreement includes a tag-along right that provides that if Mr. Huh or his affiliates sell their Common Shares to a third party other than another affiliate, and as a result of such sale cease to be the largest shareholders of the Issuer, NH shall have the right to demand the sale of all or portion of its Common Shares to such third party on the same terms.

CUSIP No. 05156V102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2019	ILJIN SNT CO., LTD.

	By:	/s/ Woo Young Choi
		Name:	Woo Young Choi
		Title:	Authorized Signatory

ILJIN SEMICONDUCTOR CO., LTD.

	By:	/s/ Woo Young Choi
		Name:	Woo Young Choi
		Title:	Authorized Signatory

ILJIN STEEL CO., LTD.

	By:	/s/ Woo Young Choi
		Name:	Woo Young Choi
		Title:	Authorized Signatory

ILJIN C&S CO. LTD.

	By:	/s/ Woo Young Choi
		Name:	Woo Young Choi
		Title:	Authorized Signatory

/s/ Chin Kyu Huh
Chin Kyu Huh

/s/ Sae Kyoung Huh
Sae Kyoung Huh